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SEC FILE NUMBER
8-50154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 4 2002 340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Name: AGILE EQUITY VENTURES LLC

NE Technologies Associates, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

611 Broadway, Suite 725
(No. and Street)

New York, (City) New York (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Boissevain (212) 475-1100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Benjamin Boissevain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E Technologies Associates, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

NEAL JOHNSTON
Notary Public, State of New York
No.31-4957131
Qualified in New York County
Commission Expires Oct. 10, ~~19~~ 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

E TECHNOLOGIES ASSOCIATES, L.L.C.

December 31, 2001

CONTENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
E Technologies Associates, L.L.C.

We have audited the accompanying statement of financial condition of E Technologies Associates, L.L.C. (the "Company") as of December 31, 2001, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E Technologies Associates, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 11, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP

E Technologies Associates, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$20,190
Other investments	3,300
Furniture, fixtures and leasehold improvements, less accumulated depreciation and amortization of $14,960	1,777
Other assets	6,525
Total assets	$31,792

MEMBERS' EQUITY

Members' equity	$31,792
Total members' equity	$31,792

The accompanying notes are an integral part of this statement.

E Technologies Associates, L.L.C.

STATEMENT OF INCOME

Year ended December 31, 2001

Revenue	
Consulting fees	$31,680
Interest and other income	699
	32,379
Expenses	
Professional and consulting fees	17,622
Depreciation	3,189
Other	2,025
State and local taxes	2,844
	25,680
NET INCOME	$ 6,699

The accompanying notes are an integral part of this statement.

E Technologies Associates, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2001

Members' equity, January 1, 2001	$32,093
Distributions	(7,000)
Net income	6,699
Members' equity, December 31, 2001	$31,792

The accompanying notes are an integral part of this statement.

E Technologies Associates, L.L.C.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 6,699
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,189
Changes in operating assets and liabilities	
Decrease in other assets	4,473
Decrease in accrued expenses and other liabilities	(1,805)
Net cash provided by operating activities	12,556
Cash flows from financing activities	
Distributions to members	(7,000)
Net cash used in financing activities	(7,000)
NET INCREASE IN CASH	5,556
Cash at beginning of year	14,634
Cash equivalents at end of year	$20,190
Supplemental disclosure of cash flow information:	
Cash paid during the year for taxes	$ 2,844

The accompanying notes are an integral part of this statement.

E Technologies Associates, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - ORGANIZATION

E Technologies Associates, L.L.C. (the "Company") is primarily a consulting firm focusing on the areas of private placements, and corporate finance structuring. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. In connection with its activities as a broker-dealer, the Company does not handle securities or funds of customers and is therefore exempt from the requirement of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Success fees represent revenues associated with the successful completion of a transaction and are recognized at closing. Consulting fees are recognized as services are provided.

Other investments include investment in the NASDAQ Stock Market, Inc. whose shares are nonpublicly traded. For investments in nonpublicly traded companies, cost is considered to approximate fair value until there is significant evidence of a quantifiable increase or decrease in the value of the investments.

Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease.

No provision has been made for Federal and state income taxes since the taxable income or loss of the Company is included in the tax returns of the members. The Company is subject to New York City taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RELATED PARTY TRANSACTIONS

Certain administrative expenses of the Company are borne by an affiliated entity under the same ownership at no cost to the Company. For the year ended December 31, 2001, consulting fees of $31,680 was received from this affiliate.

NOTE D - COMMITMENT

The Company is obligated under a noncancellable operating lease through 2003. In addition to base rent, the lease provides for the Company to pay certain expenses. The Company did not record rent expense for the year ended December 31, 2001, as the lease was assigned to an affiliated entity. Future aggregate minimum annual rent payments under the lease are approximately as follows:

Fiscal year	Minimum rental commitment
2002	$45,000
2003	23,000
	$68,000

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $20,190, which exceeded their requirement of $5,000 by $15,190.

SUPPLEMENTARY INFORMATION

E Technologies Associates, L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Net capital	
Members' equity	$31,792
Deductions and/or charges	
Nonallowable assets	
Other Investments	3,300
Furniture, fixtures and leasehold improvements	1,777
Other assets	6,525
Net capital	20,190
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness or $5,000	5,000
Excess net capital	$15,190
Ratio of aggregate indebtedness to net capital	0.00

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.